SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  000-15951

CASH AMERICA INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

1600 West 7th Street
Fort Worth, Texas 76102
817 335-1100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.10 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Frontier Merger Sub, LLC, as successor to Cash America International, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 12, 2016	By:	/s/ R. Douglas Orr
R. Douglas Orr, Secretary

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